EXHIBIT 14
                                                                      ----------


                                 CODE OF ETHICS
                            REDROLLER HOLDINGS, INC.

RedRoller Holdings, Inc., (the "Company"), is committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics applies to the Company's outside directors and all of the Company's employees, and constitutes the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and is the Company's "code of conduct" within the meaning of the listing standards of the NASDAQ Stock Market. The Company's Chief Executive Officer, Principal Accounting Officer (or person or persons performing similar functions), and other executive Officers and outside directors are referred to in this Code of Ethics as "Senior Officers." This Code of Ethics sets forth specific policies to guide you in the performance of your duties.

In addition to complying with applicable law, you must engage in and promote honest and ethical conduct and abide by this Code of Ethics as well as other Company policies and procedures that govern the conduct of our business. Your responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance With Code of Ethics."

CONFLICTS OF INTEREST

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Without full disclosure of all facts and circumstances and written approval, you shall not make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest. Senior Officers must make the disclosure to, and receive the prior written approval of, the Counsel and the Chairman of the Audit Committee or the Board of Directors, or such other individual or committee of the Board of Directors as may be designated by the Board of Directors. All other employees must make disclosure to, and receive the written approval of, those individuals who are delegated such responsibility through policies and procedures adopted by the Company.

DISCLOSURES

It is Company policy to make full, fair accurate, timely and understandable disclosure in compliance with all applicable laws, rules and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the company. Senior Officers are required to promote compliance with this policy and Senior Officers and employees are required to abide by Company standards, policies and procedures designed to promote compliance with this policy.

You must record the Company's financial activities in compliance with all applicable laws and accounting practices. The making of false or misleading entries, records or documentation is strictly prohibited. You must never create a false or misleading report or make a payment or establish an account of behalf of the Company with the understanding that any part of the payment or account is to be used for the purpose other than described by the supporting documents.

COMPLIANCE WITH CODE OF ETHICS

If you are a Senior Officer and you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you should promptly report that information to the Chairman of the Board, other Senior Officer, or Corporate Counsel. All other employees who know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics should promptly report that information to either the Corporate Counsel or the Chairman of the Board or other person designated in other policies and procedures adopted by the Company. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

WAIVERS OF CODE OF ETHICS

Senior Officers who would like to seek a waiver of this Code of Ethics must make full disclosure of the particular circumstances to the Corporate Counsel and the Chairman of the Audit Committee or the Board of Directors, or such other individual as may be designated by the Board of Directors. Amendments to this Code of Ethics, and waivers of this Code of Ethics for Senior Officers, will be publicly disclosed as required by applicable law and regulations.

NO RIGHTS CREATED

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's employees and outside directors in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, director, vendor, competitor, stockholder or any other person or entity.


Selected Senior Officers:

Robert J. Crowell, Chairman of the Board
William Van Wyck, President and CEO
C. Andrews Brooks, Executive Vice President




















                                       3